FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of January 2007
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946
(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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Not applicable.

Table of Contents
(1)	Notice to Stock Exchange, dated January 12, 2007, regarding meeting of Board of Directors to discuss the unaudited financial results of the Company for the quarter ended December 31, 2006.

(2)	Press Release, “Dr. Reddy’s Q3 FY07 revenue at Rs 15,434 million; Net income at Rs 1,879 million; Nine Months Revenues cross USD 1 billion,’ January 22, 2007.

Notice To Stock Exchange	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
January 12, 2007
The Secretary
Bombay Stock Exchange Ltd.
National Stock Exchange
New York Stock Exchange Inc.
Dear Sir,
The Board of Directors of the Company is scheduled to meet on January 22, 2007 to, interalia, discuss and take on record the un-audited financial results of the Company for the quarter ended December 31, 2006.
Kindly take the above information on record.
With regards
V Viswanath
 Company Secretary

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
DR. REDDY’S Q3 FY07 REVENUE AT RS 15,434 MILLION; NET INCOME AT RS 1,879 MILLION; NINE MONTHS REVENUES CROSS USD 1 BILLION
Hyderabad, India, January 22, 2007: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited financial results for the quarter ended December 31, 2006.
•	Q3 FY07 Revenue at Rs 15.4 billion($350 mn) as against Rs 5.9 billion($134 mn) in Q3 FY06

•	Q3 FY 07 PAT at Rs 1,879 million($43 mn) as against Rs 628 million($14 mn) in Q3 FY06

•	Launch of Ondansetron tablets (generic version of Zofran®) with 180-day marketing exclusivity in end December 2006; Captures 55% share of the total market

•	9 month ended FY 07, Revenue at Rs 49.5 billion ($1.1 bn)

•	9 month ended FY 07, PAT at Rs 6 billion ($138 mn)
Q3 FY07 Key highlights
•	Revenues at Rs 15.4 billion($350 mn) in Q3 FY07 as against Rs 5.9 billion($134 mn) in Q3 FY06, representing an increase of 160%
•	Revenues from international markets increased by 241% at Rs. 13.2 billion($299 mn); Contributed 86% to total revenues as compared to 65% in Q3 FY06
•	Revenues from core businesses (excluding the contribution from authorized generics and acquisitions), increased by 38% to Rs 8.2 billion($186 mn) from Rs 5.9 billion($134 mn).

•	Revenues in the API business increased by 29% to Rs 2.7 billion($62 mn) in Q3 FY07 from Rs. 2.1 billion($48 mn) in Q3 FY06 primarily driven by sales of sertraline.

•	Revenues in branded formulations business increased by 18% to Rs. 3.2 billion($72 mn) in Q3 FY07 from Rs. 2.7 billion($61 mn) in Q3 FY06 driven by growth in India & Russia.

•	Launched ondansetron, generic version of Zofran® tablets, toward the end of December 2006 with 180-day marketing exclusivity. The Company captured 55% share of the total market and achieved sales of Rs. 223 million($5 mn) in Q3 FY07.

•	Revenues from betapharm (Germany) at Rs. 2,664 million($60 mn) in Q3 FY07. This compares with revenues of Rs. 2,554 million in Q2 FY07.

•	Revenues from custom pharmaceuticals services business increased to Rs 1,569 million($36 mn) in Q3 FY07 from Rs 101 million($2 mn) in Q3 FY06.
     Commenting on the landmark, GV Prasad, CEO, Dr. Reddy’s Laboratories, said, “Fiscal 2007 has been a truly extraordinary year for Dr. Reddy’s in many ways. For the first time in the history of Dr. Reddy’s, we have crossed USD 1 billion in revenues. Starting as an API manufacturer addressing the Indian market, over the last 22 years of our journey, Dr. Reddy’s has grown into a vertically integrated global pharmaceutical company with activities spanning the entire pharmaceutical value chain.”
All figures in millions, except EPS
All dollar figures based on convenience translation rate of 1 USD = Rs 44.11
EXTRACT FROM THE UNAUDITED INCOME STATEMENT

	Q3 FY07			Q3 FY06
Particulars	($)	(Rs.)%		($)	(Rs.)%		Growth %
Total Revenues	350	15,434	100	134	5,926	100	160%
Cost of revenues	197	8,690	56	66	2,910	49	199%
Gross profit	153	6,744	44	68	3,016	51	124%
Selling, General & Administrative Expenses	82	3,604	23	46	2,023	34	78%
R&D Expenses (1)	15	676	4	12	516	9	31%
Amortization Expenses	7	330	2	2	86	1	284%
Other operating (income)/expense net	0	(21)	0	(9)	(386)	(7)	NC
Operating income before forex loss/(gain)	49	2,154	14	18	776	13	178%
Forex Loss/ (Gain)	1	49	0	1	29	0	69%
Operating income/(loss)	48	2,105	14	17	747	13	182%
Equity in loss of affiliates	0	12	0	0	(9)	0	NC
Other expenses/(income) net	5	241	2	(4)	(177)	(3)	NC
Income before income taxes and minority interest	42	1,852	12	21	916	15	102%
Income tax (benefit)/expense	-1	(27)	0	7	287	5	NC
Minority interest	0	0	0	0	(1)	0	NC
Net income	43	1,879	12	14	628	11	199%
DEPS		11.73			4.09
Exchange rate		44.11			44.11
Key Balance Sheet Items

	As on 31st Dec 06		As on 30th Sep 06
Cash and cash equivalents	390	17,206	213	9,375
Borrowings from banks (Short + Long)	632	27,858	734	32,361
Accounts receivable, net of allowances	137	6,028	223	9,828
Inventories	194	8,545	224	9,898
Property, plant and equipment, net	257	11,346	237	10,454

1.	Income recognition under Generics R&D partnership with ICICI Venture amounting to Rs 77 million in Q3 FY 07 against Rs. 112 million in Q3 FY 06. Reimbursement of expenses from Perlecan Pharma Private Limited of Rs. 79 million in Q3 FY 07.

SEGMENTAL ANALYSIS
Active Pharmaceutical Ingredients (APIs)
•	Revenues at Rs 2.8 billion in Q3 FY07 as against Rs 2.1 billion in Q3 FY06 , representing an increase of 29%.

•	Revenues outside India at Rs 2.2 billion in Q3 FY07 as against Rs 1.5 billion in Q3 FY06 , representing an increase of 49%; Contributed 82% of total segment revenues as compared to 72% in Q3 FY06.

•	Revenues in Europe grew by 34% to Rs. 515 million in Q3 FY 07 from Rs. 384 million in Q3 FY06 primarily driven by sales of key products of sertraline and sumatriptan.

•	Revenues in rest of the world markets increased by 62% to Rs. 1,205 million in Q3 FY07 from Rs. 744 million in Q3 FY06, primarily driven by sales of sertraline.

•	Revenues in North America increased by 39% to Rs 527 million in Q3 FY07 as against Rs 379 million in Q3 FY06 driven by combination of existing products as well as new productions under development.

•	Revenues in India at Rs 482 million in Q3 FY07 as against Rs 601 million in Q3 FY06, representing a decline of 20%, primarily on account of volume decline in key products.

•	The Company filed 15 US DMFs during the quarter taking the total filings to 101. The company also filed 3 DMFs in Canada.
Generic Finished Dosages
•	Revenues in this segment at Rs 7,682 million in Q3 FY07 as against Rs 831 million in Q3 FY06.

•	North America contributed 60% and Europe contributed 40% to the segment revenues.

•	In North America, revenues increased to Rs. 4,630 million in Q3 FY07 from Rs. 480 million in Q3 FY06. Combined revenues of simvastatin and finasteride were at Rs. 3,385 million. Fexofenadine launched in April contributed Rs. 479 million and ondansetron launched in the end of December 2006, contributed Rs. 223 million in revenues during the quarter.

•	In Europe revenues increased to Rs. 3,035 million in Q3 FY07 from Rs. 347 million in Q3 FY06.
•	Revenues from betapharm (Germany) at Rs. 2,664 million in Q3 FY07 as compared to Rs. 2,554 million in Q2 FY07.

•	Revenues from UK market increased to Rs. 357 million in Q3 FY 07 from Rs 347 million in Q3 FY06.

•	Revenues from Spain at Rs. 14.3 million.
•	During the quarter, the Company filed 5 ANDAs and received final approval for 4 ANDAs. As at the end of December, the total ANDAs pending approval (including tentative) are 58.
Branded Finished Dosages — International
•	Revenues at Rs 1.6 billion in Q3 FY07, an increase of 18% over Q3 FY06 . The growth was primarily driven by strong growth in key markets.

•	Revenues in Russia increased by 18% to Rs. 950 million in Q3 FY07 as against Rs 803 million in Q3 FY06. This growth was primarily driven by increase in sales from key brands of Nise, Cetrine and Keterol as well as new product launched during the year.

•	Revenues in CIS markets increased by 19% to Rs 321 million in Q3 FY07 as against Rs 271 million in Q3 FY06. This growth was primarily driven by increase in sales from Ukraine, Belarus and Uzbekistan.

•	Revenues in Central and Eastern Europe grew by 60% to Rs 119 million in Q3 FY07 as against Rs 74 million in Q3 FY06. This growth was mainly on account of growth in Romania partially offset by decline in Albania.

•	As per Pharmexpert, for the period July to September, Dr. Reddy’s rank in the retail segment improved to 12th position from 17th position.

Branded Finished Dosages — India
•	Revenues were at Rs 1.6 billion in Q3 FY07, representing an increase of 18%, from Rs. 1.3 billion in Q3 FY06. This growth was primarily driven by growth in key brands of Omez, Nise and Razo.

•	New products launched during the year, totaling 18, contributed Rs. 71 million in revenues in Q3 FY07.

•	As per ORG IMS, Dr. Reddy’s industry ranking improved to 9th for November 2006 as compared to 12th for August 2006.

•	As per CMARC report for the period July to October 2006, Dr. Reddy’s is the fastest growing company among the Top 10 companies.
Custom Pharmaceutical Services (CPS)
•	Revenues from CPS increased to Rs 1,569 million in Q3 FY07 from Rs 101 million in Q3 FY06.
•	Revenues from the acquisition in Mexico at Rs. 1,197 million in Q3 FY07 as compared to Rs. 1,434 million in Q2 FY07

•	Excluding contribution from the acquisition, revenues increased from Rs. 101 million in Q3 FY06 to Rs. 371 million in Q3 FY07, driven by growth in customer base and product portfolio.
Emerging Business
•	Revenues in the critical care & biotechnology segment at Rs. 204 million, an increase of 20%.
Income Statement Highlights
•	Gross profits increased to Rs. 6.7 billion in Q3 FY07 from Rs. 3.0 billion in Q3 FY06. Gross profit margins on total revenues at 44% as against 51% in Q3 FY06. Revenues from authorized generics contributed 22% to total revenues and earned gross margin which are significantly below company average gross margin.

•	R&D investments (net) at 4% of total revenues as against 9% in Q3 FY06. Gross R&D investments increased by 32% to Rs 832 million as against Rs 628 million in Q3 FY06. During the quarter, the Company recognized Rs 156 million under its R&D partnerships as a benefit to the R&D line item as compared to Rs. 112 million recognized in Q3 FY06

•	Selling, General & Administration (SG&A) expenses increased by 78% to Rs 3.6 billion. This increase is primarily on account of consolidation of the two acquisitions. As % to revenues adjusted for authorized generics, the SG&A ratio is at 30%.

•	Other expense (net) was Rs 241 million as against other income (net) of Rs 177 million in Q3 FY 06. This is primarily on account of net interest expense of Rs. 309 million in Q3 FY07 as against a net interest income of Rs. 146 million in Q3 FY06.

•	Amortization was Rs. 330 million compared to Rs. 86 million in Q3 FY06. This includes amortization of Rs. 264 million relating to intangibles in betapharm, Spain (acquisition of products) and acquisition in Mexico.

•	Net income at Rs 1,879 million (11% of total revenues) as against Rs. 653 million (11% of total revenues) in Q3 FY06. This translates to a diluted EPS of Rs 11.73 as against Rs 4.09 in Q3FY06.

•	During Q3 FY07, the Company incurred capital expenditure (net) of Rs 1,212 million.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
CONTACT INFORMATION
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media: M Mythili at mythilim@drreddys.com or on +91-40-66511620.
Notes
1.	In line with global disclosure standards, the company commenced reporting its financials on a consolidated basis since Q1 FY03.

2.	Current quarter financial discussions below are on a consolidated basis as per the US GAAP.

3.	Detailed analysis of the financials is available on the Company’s website at www.drreddys.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V. Viswanath
Date: February 7, 2007		Name:	V. Viswanath
		Title:	Company Secretary